SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 14, 2006

                                                            By:  /s/ Andrew M. Archibald__________

                                                                   Andrew M. Archibald, C.A., Chief Financial Officer

NYSE SYMBOL:  ITP

   TSX SYMBOL:  ITP

Intertape Polymer Group Inc. Announces 2006 Third Quarter Results

- Further measures underway to closely align costs with revenue base

Montreal, Quebec and Bradenton, Florida--November 13, 2006 -- Intertape Polymer Group Inc. (TSX:ITP; NYSE:  ITP) ("IPG" or the "Company") today released its results for the three months and nine months ended September 30, 2006. All dollar amounts are in US dollars unless otherwise indicated.

After including the impact of a non-cash impairment charge of $110.3 million, the Company posted a net loss of $123.3 million or a net loss of $3.01 per share for the third quarter ended September 30, 2006, compared to earnings of $6.6 million or $0.16 per share for the same period in 2005. T he adjusted net loss for the three months ended September 30, 2006 was $2.5 million or a net loss of $0.06 per share, compared to adjusted net earnings of $6.8 million or $0.17 per share for the same period in 2005. Adjusted net earnings is a non-GAAP financial measure that does not have any standardized meaning prescribed by GAAP in Canada or the United States, and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company's adjusted net earnings to net earnings, as well as the Company's definition of adjusted net earnings, is included below.

For the first nine months of 2006, the Company is reporting a net loss of $151. 5 million compared to net earnings of $18.1 million for the first nine months of 2005. Adjusted net earnings are $1.6 million or $0.04 per share for the nine months ended September 30, 2006 compared to $19.4 million or $0.47 per share for the same period in 2005.

In accordance with the specific requirements of CICA, Section 3062, Goodwill and Other Intangible Assets, the Company performed an impairment test as at September 30, 2006. This analysis has resulted in a non-cash impairment charge to operating expenses of $120.0 million ($110.3 million net of tax). This impairment relates to the goodwill recorded at the time of various acquisitions made by the Company during the period from 1996 through 2000, in light of current economic and market conditions.

IPG's sales for the third quarter of 2006 totaled $200.0 million, 0.6% lower than for the corresponding period in 2005, and 11.2% lower than sales in the second quarter of 2006. Excluding sales for the Flexia operation acquired in October 2005, third quarter 2006 sales were down 11.7% from the same period in 2005, with a 14.1% drop in sales volume offset somewhat by slightly higher selling prices. Approximately 40% of the quarter-over-quarter revenue decline occurred in the markets for the Company's coated products. Sales were impacted by the slowdown in North American housing starts and by declines in production in certain of the Company's agricultural markets. Approximately a third of the decline was in sales of tapes and films, primarily in carton sealing tapes and stretch films. Demand for these resin-based products was down as distributors and end use markets lowered inventories in anticipation of declining resin prices. Approximately 15% of the quarter-over-quarter decline related to customer account rationalization, particularly in the consumer channel, where it was determined that certain accounts were no longer profitable for the Company.

For the nine month period ended September 30, 2006, sales increased 10.3% to $639.0 million compared to sales for the nine months ended September 30, 2005 of $579.2 million, attributable to the added sales of the Flexia operation. Excluding Flexia sales, sales for the first nine months of 2006 decreased 1.5%.

The Company's gross margin for the third quarter of 2006 fell to 15.3% from 20.7% for the same period last year due to the substantial decline in sales volume for the quarter, as well as significant unabsorbed manufacturing costs. In order to prevent inventory levels from rising in a declining sales environment, the Company reduced its production, which resulted in unabsorbed fixed manufacturing costs that were expensed instead of being attached to the cost of the produced inventory. For the period ended September 30, 2006, the Company's gross margin was 17.0% compared to 20.8% for the same period in 2005.

"To adjust to current market conditions, the Company is pursuing its cost reduction program designed to better align its cost base with its current revenue level. To date this year the Company has announced annualized cost reductions in excess of $20.0 million, most of which will begin to take effect in the fourth quarter of 2006. In addition, we continue to make improvements in working capital utilization," stated H. Dale McSween, the Company's Interim Chief Executive Officer.

Cost reduction highlights

The announced annual cost reductions are comprised of $8.9 million as a result of the Brighton facility closure, $5.7 million of cost reductions announced on June 12, 2006 and the reduction of $7.4 million, primarily in selling, general and administrative expenses, announced on October 23, 2006.

-

Production at the Company's Brighton, Colorado facility ceased November 4, 2006, rather than the originally scheduled date of January 1, 2007. The Company determined that it did not need to invest in additional capital to relocate certain Brighton equipment because of productivity improvements at its other facilities. This resulted in an $8.0 million reduction in cash requirements for the closure and an additional non-cash charge of approximately $10.3 million for the third quarter. The closure is expected to generate $8.9 million in annual cost reductions, which the Company will begin to realize in the fourth quarter of 2006.

-

The Company has terminated its corporate aircraft lease, which will result in estimated annual savings of approximately $2.0 million, beginning in the fourth quarter of 2006.

-

The $7.4 million in cost reductions announced on October 23, 2006 will result in additional severance costs of approximately $4.4 million which will be realized in the fourth quarter of 2006 and the first quarter of 2007.

Selling, general and administrative expenses ("SG&A") were up slightly in the third quarter of 2006, at 13.1% of sales compared to 12.9% for the corresponding period in 2005. Included in the third quarter of 2006 were charges for retention bonuses of approximately $0.4 million which will continue to the end of the second quarter of 2007. SG&A for the nine months ended September 30, 2006 declined to 12.6% of sales from 12.9% for the corresponding period in 2005, but excluding Flexia operations, were up 2.5% from the corresponding period last year. Much of this increase is attributable to the first year cost of the Company's compliance with management's certification of internal controls as required under the Sarbanes-Oxley Act of 2002. Management remains focused on reducing expenses.

For the third quarter of 2006, EBITDA was negative $124.3 million compared to positive $20.9 million for the same period in 2005. Adjusted EBITDA for the third quarter of 2006 was $11.7 million compared to $21.3 million for the same period last year. For the first nine months of 2006, EBITDA was also negative, at $137.5 million, compared to a positive $61.0 million for the first nine months of 2005. Adjusted EBITDA was positive at $48.5 million for the nine months ended September 30, 2006, compared to $63.2 million for the same period last year. The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

Improved cash position

"Our ongoing efforts to improve the utilization of working capital continued in the third quarter of 2006," said IPG's Chief Financial Officer, Andrew M. Archibald. "Changes in non-cash working capital items provided $16.7 million in cash flow for the three months ended September 30, 2006 due to improved collections of past due accounts and shortening of the payment terms for a substantial portion of our customers. We were also successful in further reducing inventory volumes during the quarter."

As announced on November 8, 2006, the Company's credit facilities were amended to accommodate the recent changes in its business results and provide the flexibility needed to implement its restructuring plan. The amendments permit the add back of certain one-time charges related to the Company's cost reduction program, accommodate the goodwill impairment charge and relax certain covenants.

Outlook

"In a difficult economic environment the Company successfully renegotiated the covenants with its lenders and continues to focus on improving the performance of its business," stated Mr. McSween.

On October 2, 2006, the Company announced that its Board of Directors was initiating a process to explore and evaluate various strategic and financial alternatives available to enhance shareholder value. This process is continuing.

Non-GAAP Information

This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company's investors in evaluating the Company's performance. In particular, the Company's covenants contained in the loan agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

"Adjusted net earnings" does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings is defined by the Company as net earnings (as reported) plus manufacturing facility closure costs, restructuring and other charges and goodwill impairment (on a net of tax basis). A reconciliation of adjusted net earnings to GAAP net earnings is set forth below.

Reconciliation of Net Earnings to

Adjusted Net Earnings

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Periods ended September 30,

 (in millions of US dollars)

                                     Three months          Nine months

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                                      2006   2005          2006   2005

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                                         $      $             $      $

Net earnings (loss) --

  as reported                       (123.3)   6.6        (151.5)  18.1

Add back:

 Manufacturing facility closures,

  restructuring

  and other charges                   10.5    0.2          42.8    1.3

 Impairment of goodwill

  (net of tax)                       110.3      -         110.3      -

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 Adjusted net earnings (loss)         (2.5)   6.8           1.6   19.4

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(i) Effective income tax rate         37.6%  11.6%         17.5%  15.1%

(in US dollars per share -- diluted)

Net earnings (loss) -- as reported   (3.01)  0.16         (3.70)  0.44

Adjusted net earnings (loss)         (0.06)  0.17          0.04   0.47

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The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization, goodwill impairment, and amortization of other intangibles and capitalized software costs, and Adjusted EBITDA as EBITDA plus manufacturing facility closure costs. A reconciliation  of the Company's EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

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Periods ended September 30,

 (in millions of US dollars)

                                           Three months     Nine months

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                                             2006  2005      2006  2005

-----------------------------------------------------------------------

                                                $     $         $     $

Net earnings (loss) -- as reported         (123.3)  6.6    (151.5) 18.1

Add back (deduct):

 Financial expenses, net of amortization      6.5   5.3      18.9  16.1

Income taxes (recovery)                     (17.2)  1.5     (32.1)  3.2

Depreciation and amortization                 9.7   7.5      27.2  23.6

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EBITDA                                     (124.3) 20.9    (137.5) 61.0

Add back:

 Manufacturing facility closures,

  restructuring and other charges            16.1   0.4      66.0   2.2

 Impairment of goodwill (net of tax)        120.0     -     120.0     -

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Adjusted EBITDA                              11.8  21.3      48.5  63.2

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Conference Call

A conference call to discuss IPG's third quarter results will be held Tuesday, November 14, 2006 at 10 A.M. Eastern Time. Participants may dial 1-800-762-7141 (U.S. and Canada) and 1-480-248-5089 (International). The conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com.

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the passcode 848682. The recording will be available from Tuesday, November 14, 2006 at 3:15 P.M. until Tuesday, November 21, 2006 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2300 employees with operations in 17 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertakes to update or alter this information at any particular time

Selected Financial Information

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended September 30,

(In thousands of US dollars, except

per share amounts)

(Unaudited)

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                                         Three months       Nine months

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                                        2006     2005     2006     2005

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                                           $        $        $        $

Sales                                199,980  201,177  639,035  579,156

Cost of sales                        169,433  159,449  530,089  458,918

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Gross profit                          30,547   41,728  108,946  120,238

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Selling, general and administrative

 expenses                             26,259   25,970   80,294   74,731

Stock based compensation                 453      485    1,568    1,423

Research and development               1,523    1,233    4,865    3,468

Financial expenses                     6,762    5,577   19,875   17,144

Manufacturing facility closures,

 restructuring

 and other charges                    16,037      385   65,962    2,191

Impairment of goodwill               120,000           120,000

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                                     171,034   33,650  292,564   98,957

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Earnings (loss) before income taxes (140,487)   8,078 (183,618)  21,281

Income taxes (recovery)              (17,154)   1,479  (32,113)   3,217

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Net earnings (loss)                 (123,333)   6,599 (151,505)  18,064

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Earnings (loss) per share

 Basic                                 (3.01)    0.16    (3.70)    0.44

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 Diluted                               (3.01)    0.16    (3.70)    0.44

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Consolidated Retained Earnings (Deficit)

Periods ended September 30,

(In thousands of US dollars)

-------------------------------------------------------------------------

                                        Three months          Nine months

-------------------------------------------------------------------------

                                        2006    2005         2006    2005

-------------------------------------------------------------------------

                                           $       $            $       $

Balance, beginning of period          78,989  91,063      107,161  79,609

Net earnings (loss)                 (123,333)  6,599     (151,505) 18,064

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                                     (44,344) 97,662      (44,344) 97,673

Premium on purchase for

 cancellation of common shares                     5                   16

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Balance, end of period               (44,344) 97,657      (44,344) 97,657

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Common shares

Average number of shares

 outstanding

Cdn GAAP - Basic               40,986,057 41,214,969 40,978,709 41,226,215

Cdn GAAP - Diluted             40,986,057 41,550,160 40,978,709 41,493,093

US GAAP - Basic                40,986,057 41,214,969 40,978,709 41,226,215

US GAAP - Diluted              40,986,057 41,550,160 40,978,709 41,493,093

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

-------------------------------------------------------------------------

                                               September 30, December 31,

                                                       2006         2005

                                                (Unaudited)     (Audited)

-------------------------------------------------------------------------

                                                         $             $

ASSETS

Current assets

 Cash and cash equivalents                          15,517        10,134

 Trade receivables, net of allowance for

 doubtful accounts of $6,796

 ($7,574 in December 2005)                         107,056       124,440

 Other assets and receivables                       10,177        17,125

 Inventories                                       100,685       105,565

 Parts and supplies                                 12,253        14,836

 Prepaid expenses                                    4,897         8,406

 Future income taxes                                16,142        16,142

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                                                   266,727       296,648

Property, plant and equipment                      327,311       362,827

Other assets                                        23,197        21,071

Future income taxes                                 59,061        24,014

Goodwill                                            66,747       184,756

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                                                   743,043       889,316

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LIABILITIES

Current liabilities

 Bank indebtedness                                  10,000        15,000

 Accounts payable and accrued liabilities           99,268       104,256

 Installments on long-term debt                      3,360         2,784

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                                                   112,628       122,040

Long-term debt                                     327,106       328,113

Pension and post-retirement benefits                 7,582         4,313

Other liabilities                                      435           435

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                                                   447,751       454,901

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SHAREHOLDERS' EQUITY

Capital stock                                      287,323       287,187

Contributed surplus                                  9,332         6,237

Retained earnings (deficit)                        (44,344)      107,161

Accumulated currency translation adjustments        42,981        33,830

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                                                   295,292       434,415

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                                                   743,043       889,316

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Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended September 30,

(In thousands of US dollars)

(Unaudited)

-------------------------------------------------------------------------

                                         Three months        Nine months

                                        2006     2005      2006     2005

-------------------------------------------------------------------------

                                           $        $         $        $

OPERATING ACTIVITIES

Net earnings (loss)                 (123,333)   6,599  (151,505)  18,064

Non-cash items

 Depreciation and amortization         9,716    7,496    27,199   23,638

 Impairment of goodwill              120,000            120,000

 Loss on disposal of property,

  plant and equipment                    771                936

 Other non-cash charges in

  connection with facility

  closures, restructuring and

  other charges                       12,348       73    48,012      200

 Future income taxes                 (17,833)   1,020   (33,303)   2,392

 Stock-based compensation expense        453      485     1,568    1,423

 Pension and post-retirement

  benefits funding in excess

  of amounts expensed                 (1,098)    (240)   (1,572)    (360)

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Cash flows from operations

 before changes in non-cash

 working capital items                 1,024   15,433    11,335   45,357

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Changes in non-cash working

 capital items

 Trade receivables                    19,144  (11,524)   18,548  (20,624)

 Other assets and receivables          1,564    1,274     7,028    3,291

 Inventories                          (1,897)   8,544     3,623     (991)

 Parts and supplies                     (227)    (190)     (674)    (599)

 Prepaid expenses                        466    2,236     3,554    2,368

 Accounts payable and accrued

  liabilities                         (2,327)  (5,400)   (5,371)  (8,685)

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                                      16,723   (5,060)   26,708  (25,240)

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Cash flows from operating

 activities                           17,747   10,373    38,043   20,117

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INVESTING ACTIVITIES

Temporary investment                              489                489

Property, plant and equipment         (6,727)  (6,887)  (20,738) (15,945)

Proceeds on sale of property,

 plant and equipment                     477              2,563

Other assets                          (3,504)  (1,681)   (7,517)  (3,282)

Goodwill                                 (15)              (469)    (300)

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Cash flows from investing

 activities                           (9,769)  (8,079)  (26,161) (19,038)

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FINANCING ACTIVITIES

Net change in bank indebtedness                23,529    (5,000)  28,529

Repayment of long-term debt             (556)    (661)   (2,095)  (2,364)

Issue of common shares                     6        4       136       75

Common shares purchased for

 cancellation                                                       (340)

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Cash flows from financing

 activities                             (550)  22,872    (6,959)  25,900

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Net increase in cash position          7,428   25,166     4,923   26,979

Effect of currency translation

 adjustments                              70      346       460     (102)

Cash and cash equivalents,

 beginning of period                   8,019   23,247    10,134   21,882

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Cash and cash equivalents, end

 of period                            15,517   48,759    15,517   48,759

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For Information Contact:

Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.:     866-202-4713

Email:  itp$info@itape.com

Web:  www.intertapepolymer.com